UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  1-9828

GAINSCO, INC. 401(k) Plan

(Exact name of registrant as specified in its charter)

3333 Lee Parkway, Suite 1200, Dallas, Texas  75219

(972) 629-4301

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan interests arising pursuant to the investment alternatives, including an investment alternative comprised of Common Stock, par value $.10 per share, of GAINSCO, INC.

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  15

Pursuant to the requirements of the Securities Exchange Act of 1934, the GAINSCO, INC. 401(k) Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

GAINSCO INC. 401(k) Plan

Date:	June 21, 2007	By:	/s/ Glenn W. Anderson
		Name:	Glenn W. Anderson
		Title:	Chairman of the GAINSCO, INC.
401(k) Plan Investment Committee

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069 (12-04)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EXPLANATORY NOTE

                Effective February 28, 2003, the GAINSCO, INC. 401(k) Plan (the “Plan”) no longer offered a GAINSCO, INC. (the “Company”) stock purchase option.  Since that date employees have not been able to purchase Company common stock inside the Plan.  In light of the foregoing, the Company has filed a post-effective amendment on Form S-8 with the Securities and Exchange Commission (the “Commission”) to terminate the offering of unsold shares of common stock and related plan interests offered to employees under the Plan, and the Plan is filing this Form 15 with the Commission to deregister the plan interests which are deemed to be offered in connection with the former opportunity to invest in the Company’s common stock, which has not been an investment alternative in the Plan for some time.  Upon filing, the Plan’s obligation to prepare and file with the Commission an annual report on Form 11-K will be suspended pending the effectiveness of the Form 15.